EXHIBIT 23.1
The Board of Directors
Cadence Design Systems, Inc.:
We consent to the use of our reports dated February 24, 2011, with respect to the consolidated balance sheets of Cadence Design Systems, Inc. and subsidiaries as of January 1, 2011 and January 2, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 1, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 1, 2011, incorporated herein by reference.

/s/ KPMG LLP
Mountain View, California
May 12, 2011